Management’s Discussion and Analysis Alithya Group inc. For the three months ended June 30, 2025

Exhibit 99.2

Management’s Discussion and Analysis
For the three months ended June 30, 2025

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months ended June 30, 2025. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements and accompanying notes for the three months ended June 30, 2025 and 2024 (the "Q1 Financial Statements"), as well as the audited consolidated financial statements and MD&A for the fiscal years ended March 31, 2025 and 2024. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q1 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are in U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”. Certain totals, subtotals and percentages may not reconcile due to numbers rounding. Not applicable (“N/A”) is used to indicate that the percentage change between the current and prior year figures is not meaningful or if the percentage change exceeds 1,000%.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to August 12, 2025, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q1 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 2

business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of the MD&A for the year ended March 31, 2025, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Corporate Overview
With professionals in Canada, the U.S. and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging the latest innovations and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals identify optimal technology applications, including AI driven solutions, to deliver practical IT services and solutions to tackle complex business challenges for clients in the financial services, insurance, healthcare, manufacturing, government, energy, higher education, telecommunications, transportation and logistics, professional services, and other sectors. By developing industry-specific solutions and services

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deployable via a global delivery model for many of these industries, Alithya aims to address sector-specific business challenges and accelerate the value realization of clients’ technology investments.
Business Offerings
Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
Digital systems and infrastructures have become indispensable strategic assets for businesses. These assets require continuous investment and increasingly serve as crucial drivers of growth and differentiation, especially in delivering customer focused solutions.
As a result, businesses increasingly seek solutions that support business processes and enable product and service customization. This imperative drives digital transformation efforts, pushing businesses to move beyond traditional IT systems toward adaptive, AI-enabled, and cloud-based digital technologies that offer agility, scalability, and innovation at speed.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are focused on delivering not just innovation, but measurable outcomes through industry specialization and AI-enabled

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 4

business transformation. We are committed to helping clients modernize operations, enhance customer experience, and unlock new growth opportunities with the most effective digital solutions and services.
Alithya believes it is well positioned to respond to evolving client priorities. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering industry-focused solutions that leverage AI technologies, and enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its operating and reportable segments include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
4. Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya aligns its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experience, assisting its clients in achieving their missions, and creating greater value for its investors.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 5

More specifically, Alithya has developed a three-year strategic plan, keeping in mind its stakeholders' interests, which focuses on:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to focus on profitable organic growth through innovation, higher-value offerings and client relationships based on trust.
◦Acquisitions: Alithya plans to acquire businesses to complement its current market presence as part of its North American and international expansion, while progressively adding major integrated enterprise solutions capabilities and selected specialized expertise, and increasing its smart shoring presence.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions to accelerate operational efficiencies in our service delivery.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya plans to increase its Adjusted EBITDA Margin.
◦Smart shoring centers: Alithya aims to increase the percentage of its services delivered from smart shoring centers accessing larger, cost-competitive talent pools.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.

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Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 11.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.

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“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired subsequent to the closing date of acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, including reductions in contractual commitments and contract terminations, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value of the services provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 9

6. Financial Highlights

Results of Operations	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Revenues	124,158	120,875
Gross Margin	39,793	38,530
Gross Margin as a Percentage of Revenues (a)	32.1%	31.9%
Selling, General and Administrative Expenses	30,573	31,659
Selling, General and Administrative Expenses as a Percentage of Revenues (a)	24.6%	26.2%
Net Earnings (Loss)	185	(2,762)
Basic and Diluted Loss per Share	0.00	(0.03)
Adjusted Net Earnings (b)	6,519	4,944
Adjusted Net Earnings per Share (b)	0.07	0.05
Adjusted EBITDA (c)	11,629	10,058
Adjusted EBITDA Margin (c)	9.4%	8.3%

Other	June 30,	March 31,
(in $ thousands, except Backlog and DSO)	2025	2025
	$	$
Total Assets	445,134	425,980
Non-Current Financial Liabilities (d)	139,916	112,668
Total Long-Term Debt	137,398	109,919
Net Debt (e)	118,314	93,963

Backlog (a)	15 months	16 months
DSO (a)	53 days	50 days

Shares, Stock Options and Share Units as at	August 11,
2025
Subordinate Voting Shares	92,653,272
Multiple Voting Shares	7,326,880
Stock Options (f)	3,354,509
Deferred Share Units ("DSUs")	1,809,941
Restricted Share Units ("RSUs")	3,338,657
Performance Share Units ("PSUs")	3,950,974

(a) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(b) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(c) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.
(d) Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variance, refer to section 11.6 titled "Long-Term Debt and Net Debt".

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 10

(e) This is a non-IFRS financial measure. Refer to 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 11.6 titled Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measure and an explanation of the variance.
(f) Includes 200,000 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 11

For the three months ended June 30, 2025:
•Revenues increased 2.7% to $124.2 million, compared to $120.9 million for the same quarter last year.
•84.8% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin increased 3.3% to $39.8 million, compared to $38.5 million for the same quarter last year.
•Gross Margin as a Percentage of Revenues increased to 32.1%, compared to 31.9% for the same quarter last year.
•Selling, general and administrative expenses decreased by $1.1 million, or 3.4%, to $30.6 million, compared to $31.7 million for the same quarter last year. Selling, general and administrative expenses as a percentage of revenues decreased to 24.6%, from 26.2% for the same quarter last year.
•Net earnings increased to $0.2 million, or nil per share, compared to a net loss of $2.8 million, or $0.03 per share, for the same quarter last year.
•Adjusted Net Earnings increased by $1.6 million, or 31.8%, to $6.5 million, from $4.9 million for the same quarter last year. This translated into Adjusted Net Earnings per Share of $0.07, compared to $0.05 for the same quarter last year.
•Adjusted EBITDA increased by $1.5 million, or 15.6%, to $11.6 million, for an Adjusted EBITDA Margin of 9.4% of revenues, compared to $10.1 million, for an Adjusted EBITDA Margin of 8.3% of revenues, for the same quarter last year.
•Net cash used in operating activities was $4.2 million, representing a decrease of $20.9 million, from $16.7 million of cash generated for the same quarter last year.
•Q1 Bookings(a) reached $118.1 million, which translated into a Book-to-Bill Ratio(a) of 0.95 for the quarter. The Book-to-Bill Ratio would have been 1.06 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog represented approximately 15 months of trailing twelve-month revenues as at June 30, 2025.

(a) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 12

7. Business Acquisition
eVerge
Overview
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S.-based eVerge Interests, Inc. and its subsidiaries (“eVerge”) (the “eVerge Acquisition”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing Oracle business, will increase its AI capabilities, and will reinforce it’s smart shoring capabilities.
The eVerge Acquisition was completed for total consideration of US$23,500,000 ($32,292,000), before working capital and other adjustments, all payable in cash.
The total preliminary purchase consideration, in the amount of US$20,357,000 ($27,974,000) once adjusted for working capital and other adjustments, consisted of: (i) US$7,557,000 ($10,385,000) paid in cash on closing; (ii) US$580,000 ($797,000) of holdback, included in accounts payable and accrued liabilities as at June 30, 2025; (iii) US$7,520,000 ($10,334,000) of balance of sale payable in two installments of US$3,760,000 ($5,167,000) on May 31st, 2026 and 2027 (each an "Anniversary Date"); and (iv) potential earn-out consideration of $4,700,000 ($6,458,000), payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
The final purchase consideration could be adjusted based on post-closing conditions related to revenues and gross margin.
The total earn-out consideration of US$4,700,000 ($6,458,000) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The contingent consideration included in the purchase consideration is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount. The contingent consideration liability is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date.
Due to the short period of time between the acquisition date and reporting period, the determination of the fair value of intangible assets and earn-out consideration, closing adjustments and related deferred tax considerations is preliminary pending completion of selection and application of appropriate valuation techniques. Accordingly, the related preliminary values in the below allocation of the fair value of the assets acquired and the liabilities assumed and fair value of the earn-out consideration are subject to change within the measurement period, which could be significant. The eVerge Acquisition is being accounted for using the acquisition method.
For the three months ended June 30, 2025, the Company incurred acquisition-related costs pertaining to the eVerge Acquisition of approximately $870,000. These costs have been recorded in the interim consolidated statement of operations in business acquisition, integration and reorganization costs.
Please refer to Note 3 of Alithya's Q1 financial statements for additional details regarding the eVerge Acquisition, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 13

8. Results of Operations

	For the three months ended June 30,
(in $ thousands, except for per share data)	2025	2024
	$	$
Revenues	124,158	120,875
Cost of revenues	84,365	82,345
Gross margin	39,793	38,530

Operating expenses
Selling, general and administrative expenses	30,573	31,659
Business acquisition, integration and reorganization costs	2,047	783
Depreciation	1,065	1,095
Amortization of intangibles	4,955	4,644
Foreign exchange loss (gain)	1,166	(17)
	39,806	38,164
Operating (loss) income	(13)	366
Net financial expenses	2,840	2,372
Loss before income taxes	(2,853)	(2,006)
Income tax (recovery) expense
Current	302	104
Deferred	(3,340)	652
	(3,038)	756
Net earnings (loss)	185	(2,762)
Basic and diluted earnings (loss) per share	0.00	(0.03)

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 14

8.1 Revenues
The following table reconciles Constant Dollar Revenue(a) to revenues by geographic location:

	For the three months ended June 30,
(in $ thousands, except for percentages)	2025	2024	% (b)

Total Alithya revenue as reported	124,158	120,875	2.7%
Variation prior to foreign currency impact	1.9%
Foreign currency impact	0.8%
Variation over previous period	2.7%
Canada
Constant dollar revenue	59,607	65,135	(8.5)%
Foreign currency impact	—
Canada revenue as reported	59,607	65,135	(8.5)%
U.S.
Constant dollar revenue	58,789	50,708	15.9%
Foreign currency impact	697
U.S. revenue as reported	59,486	50,708	17.3%
International
Constant dollar revenue	4,754	5,032	(5.5)%
Foreign currency impact	311
International revenue as reported	5,065	5,032	0.7%

(a) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
(b) The percentages represent Constant Dollar Growth, which is a non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $124.2 million for the three months ended June 30, 2025, representing an increase of $3.3 million, or 2.7%, from $120.9 million for the three months ended June 30, 2024.
Revenues in Canada decreased by $5.5 million, or 8.5%, to $59.6 million for the three months ended June 30, 2025, from $65.1 million for the three months ended June 30, 2024. The decrease in revenues was due primarily to reduced revenues from government contracts, certain client projects reaching maturity, and one less billable day compared to the same quarter last year, partially offset by revenues from the acquisition of XRM Vision Inc. and its subsidiaries on December 1, 2024 (the “XRM Acquisition”, “XRM Vision”), and a continued recovery in the banking sector.
U.S. revenues increased by $8.8 million, or 17.3%, to $59.5 million for the three months ended June 30, 2025, from $50.7 million for the three months ended June 30, 2024, due primarily to organic growth in enterprise transformation services, higher billing rates, revenues from eVerge since its acquisition, and a favorable US$ exchange rate impact of $0.7 million between the two periods.
International revenues increased by $0.1 million, or 0.7%, to $5.1 million for the three months ended June 30, 2025, from $5.0 million for the three months ended June 30, 2024.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 15

8.2 Gross Margin
Gross margin increased by $1.3 million, or 3.3%, to $39.8 million for the three months ended June 30, 2025, from $38.5 million for the three months ended June 30, 2024. Gross margin as a percentage of revenues increased to 32.1% for the three months ended June 30, 2025, from 31.9% for the three months ended June 30, 2024.
In Canada, gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to decreases in utilization rates and tax credits, and salary increases that came into effect at the beginning of this fiscal year, partially offset by a positive margin contribution from XRM Vision since its acquisition.
In the U.S., gross margin as a percentage of revenues increased compared to the same quarter last year, primarily due to increased efficiencies, higher billing rates, and the increased use of our smart shoring capabilities.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to lower utilization.
8.3 Operating Expenses
8.3.1 Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $30.6 million for the three months ended June 30, 2025, representing a decrease of $1.1 million, or 3.4%, from $31.7 million for the three months ended June 30, 2024, despite the addition of expenses from XRM Vision and eVerge since their acquisitions. Selling, general and administrative expenses as a percentage of revenues amounted to 24.6% for the three months ended June 30, 2025, compared to 26.2% for the same period last year. The decrease in selling, general and administrative expenses was mainly due to decreased employee compensation costs, stemming from variable compensation and $1.5 million in severance consisting of termination and benefit costs for key management personnel in the same quarter last year, and decreases in business development costs, training costs, and insurance costs, partially offset by increases in share-based compensation, professional fees, and recruiting fees. On a sequential basis, selling, general and administrative expenses increased by $0.9 million, from $29.7 million for the fourth quarter of last year, due primarily to professional fees, business development costs, and expenses from eVerge since its acquisition, partially offset by decreased employee compensation expenses, primarily due to variable compensation, despite salary increases that came into effect at the beginning of this fiscal year.
In Canada, expenses increased by $0.9 million, or 5.8%, to $17.5 million for the three months ended June 30, 2025, from $16.6 million for the three months ended June 30, 2024, due primarily to increases in professional fees, share-based compensation, information technology and communications costs, and expenses from XRM Vision since its acquisition, partially offset by decreased employee compensation costs,

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 16

including severance consisting of termination and benefit costs for key management personnel in the same quarter last year.
U.S. expenses decreased by $2.0 million, or 14.9%, to $11.7 million for the three months ended June 30, 2025, from $13.7 million for the three months ended June 30, 2024, due primarily to decreases in employee compensation costs, including severance consisting of termination and benefit costs for key management personnel in the same quarter last year, information technology and communications costs, professional fees, and occupancy costs, partially offset by increased share-based compensation and expenses from eVerge since its acquisition. The decreased expenses include an unfavorable US$ exchange rate impact of $0.1 million.
International expenses increased by $0.1 million, or 9.3%, to $1.4 million for the three months ended June 30, 2025, from $1.3 million for the three months ended June 30, 2024, mainly due to an increase of $0.3 million in employee compensation costs, partially offset by decreases of $0.1 million in information technology and communications costs and $0.1 million in other administrative expenses.
8.3.2 Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Stock options	58	50
Share purchase plan – employer contribution	328	344
Share-based compensation granted on business acquisitions	743	410
DSUs	213	182
RSUs	554	307
PSUs	476	392
	2,372	1,685

Share-based compensation amounted to $2.4 million for the three months ended June 30, 2025, representing an increase of $0.7 million, from $1.7 million for the three months ended June 30, 2024. The increase in share-based compensation was driven primarily by increased share-based compensation granted on the XRM Acquisition and increased expenses related to RSUs and PSUs.
8.3.3 Business Acquisition, Integration and Reorganization Costs
Business acquisition, integration and reorganization costs amounted to $2.0 million for the three months ended June 30, 2025, representing an increase of $1.2 million, from $0.8 million for the three months ended June 30, 2024. The increase was driven primarily by a $0.9 million increase in acquisition costs mainly consisting of professional fees incurred as part of the eVerge Acquisition and a $0.6 million increase in integration costs, consisting mainly of transition costs related to system integrations and lease termination costs for vacated premises, partially offset by a $0.2 million decrease in reorganization costs, mainly due to lower severance payments from workforce reductions.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 17

8.3.4 Depreciation
Depreciation totaled $1.1 million for the three months ended June 30, 2025 and 2024.
8.3.5 Amortization of Intangibles
Amortization of intangibles totaled $5.0 million for the three months ended June 30, 2025, compared to $4.6 million for the three months ended June 30, 2024. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $0.8 million following the XRM Vision and eVerge acquisitions, partially offset by decreased amortization of non-compete agreements and software, as certain intangibles were fully amortized compared to the same quarter last year.
8.3.6 Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $1.2 million for the three months ended June 30, 2025, compared to a gain of $0.02 million for the three months ended June 30, 2024.
8.4 Other Income and Expenses
8.4.1 Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Interest on long-term debt	2,116	2,137
Interest on lease liabilities	97	124
Amortization of finance costs	57	77
Interest accretion on balances of purchase price payable	255	88
Financing fees	383	108
Interest income	(68)	(162)
	2,840	2,372

Net financial expenses amounted to $2.8 million for the three months ended June 30, 2025, representing an increase of $0.4 million, or 19.8%, from $2.4 million for the three months ended June 30, 2024, driven mainly by increased financing fees and interest accretion on balances of purchase price payable, mainly from the XRM Vision and eVerge acquisitions, and decreased interest income.
8.4.2 Income Taxes
Income tax recovery amounted to $3.0 million for the three months ended June 30, 2025, representing a change of $3.8 million, from an expense of $0.8 million for the three months ended June 30, 2024. The increase in income tax recovery resulted from the recognition of deferred tax assets related to losses in certain entities and the recognition of a deferred tax asset, related to previous years' net operating losses of the Company that were previously not recognized, in the amount of $1.9 million probable of being realized as a result of the

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 18

deferred tax liability pursuant to the eVerge Acquisition. The increase was partially offset by an increase in current income tax expense resulting from increased taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their loss in the period.
8.5 Net Earnings (Loss) and Earnings (Loss) per Share
Net earnings for the three months ended June 30, 2025 were $0.2 million, representing an increase of $3.0 million, from a net loss of $2.8 million for the three months ended June 30, 2024. The increase was due primarily to the increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, decreased selling, general and administrative expenses, including $1.5 million in severance consisting of termination and benefit costs for key management personnel in the same quarter last year, and increased income tax recovery, partially offset by increased business acquisition, integration and reorganization costs, due primarily to the eVerge Acquisition, increased amortization of intangibles, increased foreign exchange loss, and increased net financial expenses for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. On a per share basis, this translated into basic and diluted earnings per share of nil for the three months ended June 30, 2025, compared to a loss of $0.03 per share for the three months ended June 30, 2024.
8.6 Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net earnings to Adjusted Net Earnings:

	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Net earnings (loss)	185	(2,762)
Business acquisition, integration and reorganization costs	2,047	783
Amortization of intangibles	4,955	4,644
Share-based compensation	2,372	1,685
Impairment of property and equipment and right-of-use assets and loss on lease termination	37	—
Severance	—	1,502
Income tax related to deferred tax asset recognized on purchase price allocation	(1,948)	—
Effect of income tax related to above items	(1,129)	(908)
Adjusted Net Earnings (a)	6,519	4,944
Basic and diluted earnings (loss) per share	0.00	(0.03)
Adjusted Net Earnings per Share (a)	0.07	0.05

(a) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Adjusted Net Earnings amounted to $6.5 million for the three months ended June 30, 2025, representing an increase of $1.6 million, or 31.8%, from $4.9 million for the three months ended June 30, 2024. As explained above, increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, decreased selling, general and administrative expenses, and increased income tax recovery were partially offset by increased foreign exchange loss and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.07 for the three months ended June 30, 2025, compared to $0.05 for the three months ended June 30, 2024.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 19

8.7 Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs, depreciation and amortization and foreign exchange loss (gain), which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The following tables present the Company's operations based on reportable segments:

	For the three months ended June 30, 2025
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	59,607	59,486	5,065	124,158

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	52,899	42,091	4,565	99,555
Tax credits	(1,395)	—	(86)	(1,481)
Licenses and telecommunication	1,018	1,633	176	2,827
Other expenses	1,186	1,547	212	2,945
	53,708	45,271	4,867	103,846
Operating income by segment	5,899	14,215	198	20,312
Head office general and administrative expenses				11,092
Business acquisition, integration and reorganization costs				2,047
Foreign exchange loss				1,166
Operating income before depreciation and amortization				6,007
Depreciation and amortization				6,020
Operating loss				(13)

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 20

	For the three months ended June 30, 2024
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	65,135	50,708	5,032	120,875

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	55,226	38,658	4,585	98,469
Tax credits	(1,948)	—	(6)	(1,954)
Licenses and telecommunication	801	1,484	98	2,383
Other expenses	1,133	1,728	234	3,095
	55,212	41,870	4,911	101,993
Operating income by segment	9,923	8,838	121	18,882
Head office general and administrative expenses				12,011
Business acquisition, integration and reorganization costs				783
Foreign exchange gain				(17)
Operating income before depreciation and amortization				6,105
Depreciation and amortization				5,739
Operating income				366

For a discussion of revenue variances by segment, refer to section 8.1 titled “Revenues”.
Operating income by segment in Canada decreased by $4.0 million, or 40.6%, to $5.9 million for the three months ended June 30, 2025, from $9.9 million for the three months ended June 30, 2024, due to decreased revenues and tax credits, partially offset by decreased employee compensation and subcontractor costs, and a positive margin contribution from XRM Vision since its acquisition, compared to the same quarter last year.
Operating income by segment in the U.S. increased by $5.4 million, or 60.8%, to $14.2 million for the three months ended June 30, 2025, from $8.8 million for the three months ended June 30, 2024, primarily due to increased revenues and decreased other expenses, partially offset by increased employee compensation and subcontractor costs and increased licenses and telecommunication costs.
Operating income for the international segment increased by $0.1 million, or 63.6%, to $0.2 million for the three months ended June 30, 2025, from $0.1 million for the three months ended June 30, 2024.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 21

8.8 EBITDA and Adjusted EBITDA
The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Revenues	124,158	120,875
Net earnings (loss)	185	(2,762)
Net financial expenses	2,840	2,372
Income tax (recovery) expense	(3,038)	756
Depreciation	1,065	1,095
Amortization of intangibles	4,955	4,644
EBITDA (a)	6,007	6,105
EBITDA Margin (a)	4.8%	5.1%
Adjusted for:
Foreign exchange loss (gain)	1,166	(17)
Share-based compensation	2,372	1,685
Business acquisition, integration and reorganization costs	2,047	783
Impairment of property and equipment and intangibles	37	—
Severance	—	1,502
Adjusted EBITDA (a)	11,629	10,058
Adjusted EBITDA Margin (a)	9.4%	8.3%

(a) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $6.0 million for the three months ended June 30, 2025, representing a decrease of $0.1 million, or 1.6%, from $6.1 million for the three months ended June 30, 2024. EBITDA Margin was 4.8% for the three months ended June 30, 2025, compared to 5.1% for the three months ended June 30, 2024.
Adjusted EBITDA amounted to $11.6 million for the three months ended June 30, 2025, representing an increase of $1.5 million, or 15.6%, from $10.1 million for the three months ended June 30, 2024. As explained above, the increase was due primarily to increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, and decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 9.4% for the three months ended June 30, 2025, compared to 8.3% for the three months ended June 30, 2024.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 22

9. Bookings and Backlog
Bookings during the three months ended June 30, 2025 were $118.1 million, which translated into a Book-to-Bill Ratio of 0.95 for the quarter, compared to Bookings of $98.2 million and a Book-to-Bill Ratio of 0.81 for the same quarter last year. The Book-to-Bill Ratio would have been 1.06 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 0.92 for the same quarter last year. Bookings are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
Bookings for the trailing twelve months amounted to $440.6 million as at June 30, 2025, which translated into a Book-to-Bill Ratio of 0.92, compared to Bookings of $467.4 million and a Book-to-Bill Ratio of 0.97 as at June 30, 2024. The Book-to-Bill Ratio would have been 1.03 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 1.12 as at June 30, 2024.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at June 30, 2025 and 2024, Backlog represented approximately 15 months and 16 months of trailing twelve-month revenues, respectively. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can also be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 23

10. Financial Position

As at	June 30,	March 31,
(in $ thousands)	2025	2025
	$	$
Current assets	148,065	145,705
Non-current assets	297,069	280,275
Total Assets	445,134	425,980

Current liabilities	111,171	117,528
Non-current liabilities	150,151	123,896
Total Liabilities	261,322	241,424
Shareholders' equity	183,812	184,556
Total Liabilities and Shareholders' Equity	445,134	425,980

As at June 30, 2025, total assets and total liabilities and shareholders’ equity were $445.1 million, representing an increase of $19.2 million, or 4.5%, from $426.0 million as at March 31, 2025.
The $19.2 million increase in total assets was due primarily to increases of $15.2 million in goodwill and $0.7 million in intangibles, mainly due to the eVerge Acquisition, $7.6 million in unbilled revenues, mainly due to the timing of major client invoicing, $3.1 million in cash, and $1.3 million in tax credits receivable due to the credits earned in the quarter. These increases were partially offset by a decrease of $8.1 million in accounts receivable and other receivables, mainly due to higher invoicing in the same quarter last year from significant go-live projects and an unfavorable foreign exchange rate impact, partially offset by the addition of accounts receivable and other receivables from the eVerge Acquisition, and a $0.8 million decrease in right-of-use assets as the Company continues to reduce its footprint and realize synergies.
For a discussion of the variance in cash, including the cash impact of the various assets and liabilities on the balance sheet, refer to section 11 titled "Liquidity and Capital Resources".
The increase in total liabilities and shareholders’ equity of $19.2 million consisted of a $19.9 million increase in liabilities, partially offset by a $0.7 million decrease in equity(a). The increase in total liabilities was due primarily to increases of $27.5 million in long-term debt, as discussed in Section 11.6, and $4.8 million in contingent consideration stemming from the eVerge Acquisition. These increases were partially offset by decreases of $6.9 million in deferred revenues, mainly due to the timing of invoicing, $3.1 million in accounts payable and accrued liabilities, mainly due to timing of payments, partially offset by the addition of holdbacks from the eVerge Acquisition, $1.4 million in lease liabilities, as the Company continues to reduce its footprint and realize synergies, and $1.0 million in deferred tax liabilities, mainly caused by the income tax recovery discussed in section 8.4.2.
For a discussion of the variance in long-term debt, refer to section 11.6 titled "Long-Term Debt and Net Debt".

(a) For more details, refer to the interim consolidated statements of changes in shareholders' equity in the Q1 financial statements.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 24

11. Liquidity and Capital Resources
11.1 Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three months ended June 30, 2025 and 2024:

	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Net cash (used in) from operating activities	(4,174)	16,696
Net cash used in investing activities	(9,971)	(239)
Net cash from (used in) financing activities	17,849	(14,542)
Effect of exchange rate changes on cash	(576)	58
Net change in cash	3,128	1,973
Cash, beginning of period	15,956	8,859
Cash, end of period	19,084	10,832

11.2 Cash Flows - Operating Activities
For the three months ended June 30, 2025, net cash used in operating activities was $4.2 million, representing a decrease of $20.9 million, from $16.7 million of cash generated for the three months ended June 30, 2024. The cash flows for the three months ended June 30, 2025 resulted primarily from the net earnings of $0.2 million, plus $8.5 million of adjustments to the net earnings, consisting primarily of non-cash items such as depreciation and amortization, net financial expenses, share-based compensation, unrealized foreign exchange loss, and loss on disposal of assets and on remeasurement of lease liabilities, partially offset by deferred taxes, and by $12.9 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended June 30, 2024 resulted primarily from the net loss of $2.8 million, plus $10.1 million of adjustments to the net loss, consisting primarily of non-cash items such as depreciation and amortization, net financial expenses, share-based compensation, and deferred taxes, partially offset by unrealized foreign exchange gain, and $9.4 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $12.9 million during the three months ended June 30, 2025 were due mainly to the timing of payments, collections, and invoicing and consisted primarily of a $9.1 million decrease in accounts payable and accrued liabilities, an $8.0 million increase in unbilled revenues, a $6.5 million decrease in deferred revenues, and a $1.2 million increase in tax credits receivable, partially offset by an $11.5 million decrease in accounts receivable and other receivables and a $0.3 million decrease in prepaids. For the three months ended June 30, 2024, favorable changes in non-cash working capital items of $9.4 million were due mainly to the timing of payments, collections, and invoicing and consisted primarily of a $15.1 million decrease in accounts receivable and other receivables and a $7.9 million decrease in tax credits receivable, partially offset by a $7.5 million increase in unbilled revenues, a $3.7 million decrease in accounts

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 25

payable and accrued liabilities, a $1.5 million decrease in deferred revenues, and a $0.9 million increase in prepaids.
11.3 Cash Flows - Investing Activities
For the three months ended June 30, 2025, net cash used in investing activities was $10.0 million, representing an increase of $9.8 million, from $0.2 million for the three months ended June 30, 2024. The cash used in the three months ended June 30, 2025 consisted primarily of $9.5 million related to the eVerge acquisition, net of cash acquired, and $0.4 million from the purchase of property and equipment as part of the ordinary course of the business. In comparison, the cash used in the three months ended June 30, 2024 resulted primarily from purchases of property and equipment as part of the ordinary course of business.
11.4 Cash Flows - Financing Activities
For the three months ended June 30, 2025, net cash from financing activities was $17.8 million, representing an increase of $32.3 million, from $14.5 million of cash used for the three months ended June 30, 2024. The cash flows for the three months ended June 30, 2025 resulted primarily from $28.4 million in proceeds from long-term debt, net of related transaction costs, as described in section 11.6, partially offset by $6.5 million in long-term debt repayments, $2.5 million in financial expenses paid, $1.4 million in repayments of lease liabilities, and $0.2 million in Subordinate Voting Shares purchased on the open market by the Share Unit Plan's ("SUP") administrative agent in connection with the settlement of RSUs. In comparison, the cash flows for the three months ended June 30, 2024 resulted primarily from $44.8 million in long-term debt repayments, $2.2 million in financial expenses paid, $1.5 million in repayments of lease liabilities, $0.2 million in shares purchased for cancellation, and $0.1 million in Subordinate Voting Shares purchased on the open market by SUP's administrative agent in connection with the settlement of RSUs, partially offset by $34.3 million in proceeds from long-term debt, net of related transaction costs.
11.5 Capital Resources
Capital resources are summarized in the table below:

As at	June 30,	March 31,
(in $ thousands)	2025	2025
	$	$
Cash	19,084	15,956
Availability under the senior secured revolving credit facility (a)	93,914	112,271
Availability under the operating credit facility (b)	2,724	2,876
	115,722	131,103

(a) Refer to section 11.6 titled "Long-Term Debt and Net Debt” for further details on the senior secured revolving credit facility.
(b) Refer to Note 6 of the Q1 financial statements for further details on the operating credit facility.
Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 26

In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash, and borrowings.
As at June 30, 2025, the availability of additional capital resources of Alithya amounted to $115.7 million, consisting of cash and availability under its credit facilities, including the accordion provision. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
11.6 Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	June 30,	March 31,
(in $ thousands)	2025	2025
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	96,086	77,729
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value of US$3,115,000 ($4,243,000) (March 31, 2025 - US$3,115,000 ($4,479,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of US$3,115,000 ($4,243,000), maturing on July 1, 2025	4,243	4,431
Balance of purchase price payable with a nominal value of $8,625,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	7,867	7,718
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,242,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,121,000), maturing on May 31, 2027	9,191	—
Other debt	292	379
Unamortized transaction costs (net of accumulated amortization of $461,000 and $403,000)	(281)	(338)
	137,398	109,919
Current portion of long-term debt	12,648	8,059
	124,750	101,860

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2027 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 27

(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at June 30, 2025 and March 31, 2025.
Subsequent to June 30, 2025, the Company amended the subordinated unsecured loans with Investissement Québec to extend the maturity from October 1, 2026 to October 1, 2027. There were no other significant changes.
Total long-term debt as at June 30, 2025 increased by $27.5 million, to $137.4 million, from $109.9 million as at March 31, 2025, despite a favorable US$ exchange rate impact of $3.5 million, due primarily to an increase of $18.4 million in amounts drawn under the Credit Facility, resulting primarily from the $10.4 million paid in cash on closing of the eVerge Acquisition plus other closing fees, as discussed in Section 7, and the addition of a $9.2 million balance of purchase price payable as part of the eVerge acquisition.
As at June 30, 2025, cash amounted to $19.1 million and $96.1 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2025, cash amounted to $16.0 million and $77.7 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt(a):

As at	June 30,	March 31,
(in $ thousands)	2025	2025
	$	$
Current portion of long-term debt	12,648	8,059
Non-current portion of long-term debt	124,750	101,860
Total long-term debt	137,398	109,919
Less:
Cash	19,084	15,956
Net Debt	118,314	93,963

(a) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
As at June 30, 2025, Net Debt increased by $24.3 million, or 25.8%, to $118.3 million, from $94.0 million as at March 31, 2025, due primarily to an increase in long-term debt, as explained above, partially offset by an increase in cash.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 28

11.7 Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 11.7 of Alithya's MD&A for the year ended March 31, 2025 for an overview of such obligations as at such date. There have been no material changes with respect to contractual obligations since March 31, 2025 outside of Alithya’s ordinary course of business.
11.8 Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 11.8 of Alithya's MD&A for the year ended March 31, 2025 and Note 15 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2025 outside of Alithya’s ordinary course of business.
12. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 7 of Alithya's interim condensed consolidated financial statements.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 29

13. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2023	2023	2024	2024	2024	2024	2025	2025
Revenues	118,492	120,498	120,540	120,875	111,514	115,761	125,331	124,158
Cost of revenues	83,701	82,819	81,793	82,345	77,386	78,376	79,240	84,365
Gross margin	34,791	37,679	38,747	38,530	34,128	37,385	46,091	39,793
	29.4%	31.3%	32.1%	31.9%	30.6%	32.3%	36.8%	32.1%
Operating expenses
Selling, general and administrative expenses	29,930	29,521	29,608	31,659	25,869	28,814	29,739	30,573
Business acquisition, integration and reorganization costs (recovery)	2,663	1,030	(1,414)	783	549	(1,244)	(1,322)	2,047
Depreciation	1,498	1,444	1,303	1,095	1,102	1,168	1,158	1,065
Amortization of intangibles	6,177	5,299	4,795	4,644	4,635	4,810	4,837	4,955
Foreign exchange loss (gain)	112	(34)	152	(17)	259	(687)	187	1,166
Impairment of intangibles and goodwill	—	—	—	—	—	5,144	—	—
	40,380	37,260	34,444	38,164	32,414	38,005	34,599	39,806
Operating (loss) income	(5,589)	419	4,303	366	1,714	(620)	11,492	(13)
Net financial expenses	3,073	3,302	2,262	2,372	1,502	2,372	2,636	2,840
(Loss) earnings before income taxes	(8,662)	(2,883)	2,041	(2,006)	212	(2,992)	8,856	(2,853)
Income tax expense (recovery)	514	(346)	(257)	756	482	724	813	(3,038)
Net (loss) earnings	(9,176)	(2,537)	2,298	(2,762)	(270)	(3,716)	8,043	185
Basic and diluted (loss) earnings per share	(0.10)	(0.03)	0.02	(0.03)	—	(0.04)	0.08	—

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer IT investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated due to variations in IT investments in the financial services sector, organic growth in certain areas of the business, business acquisitions in recent quarters, and foreign currency fluctuations. Gross margin as a percentage of revenues has generally followed an increasing trend, mainly due to higher billing rates, increased efficiencies and use of our smart shoring capabilities, improved project performance, and a steady migration towards higher value-added services in existing areas of the business and through business acquisitions. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of synergies, and, in recent quarters, employee compensation expense, namely annual salary increases, variable compensation, and severance consisting of termination and benefit costs for management personnel. Selling, general and administrative expenses as a percentage of revenues have varied due to business acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and net financial expenses, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 30

14. Critical Accounting Estimates
The preparation of Alithya’s interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the interim condensed consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q1 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2025. The accounting policies have been applied consistently by all entities of the Company.
15. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 31

•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
16. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2025, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 32

17. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Management's Report on Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Interim Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2025. Based on such evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s DC&P were not effective as of March 31, 2025 due to the material weakness in internal control over financial reporting described below.
Management's Report on Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Interim Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2025 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the Company’s ICFR was not effective as of March 31, 2025 due to the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 33

In connection with the Company’s evaluation of ICFR, management identified a material weakness related to the control activities in its revenue processes for fixed-fee and time and material arrangements applying the input method. Notwithstanding the existence of a material weakness, management has concluded that the Company’s interim condensed consolidated financial statements for the three months ended June 30, 2025 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS, and confirms that this material weakness did not result in (i) any material adjustments to the Company’s interim condensed consolidated financial statements for the three months ended June 30, 2025 and (ii) there were no changes to previously released financial results. However, as previously disclosed, because the material weakness creates a reasonable possibility that a material misstatement to our financial statements would not be prevented or detected on a timely basis, it was concluded that as of March 31, 2025, the Company’s ICFR was not effective.
Status on Management’s Remediation Plan
As previously reported under the heading “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting” in our MD&A for the fiscal year ended March 31, 2024, in connection with our assessment of the effectiveness of internal control over financial reporting as of March 31, 2024, we determined a material weakness existed related to the control activities in the Company's revenue processes.
During the fiscal year 2025, we prioritized training to control operators and fostered continuous improvement in our documentary evidence protocols. While there had been significant improvements throughout the 2025 fiscal year, our management is continuing to focus on remediation efforts such as to further improve control activities over the validation and documentation, at the required level of precision, of key assumptions applied in the expected labour cost to complete estimates used in the measure of progress to recognize revenues under fixed-fee and time and material arrangements applying the input method.
Management, with the oversight of the Audit and Risk Management Committee, continues to be committed to a strong internal control environment and intends to implement further remediation measures designed to ensure that the deficiencies in the Company’s ICFR that resulted in a material weakness are remediated. Although management expects that the remediation of deficiencies in key controls related to its revenue processes for fixed-fee and time and material arrangements applying the input method which resulted in the occurrence of a material weakness will be completed during the year ending March 31, 2026, there is no assurance as to when such remediation will be completed, nor if the remediation measures put in place will be effective to remediate such deficiencies. The material weakness will also not be considered fully remediated until the applicable internal controls operate for a sufficient period of time and management has concluded, through testing, that these internal controls are operating effectively.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 34

Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of eVerge, which was acquired on May 31, 2025, the operating results of which are included in the Q1 Financial Statements of the Company. The scope limitation is in accordance with NI 52‑109 adopted by Canadian securities regulators and existing SEC guidance, which allow an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
Since the acquisition date, eVerge has contributed revenues of $3.1 million and generated net earnings of $0.7 million. In addition, as at June 30, 2025, eVerge's current assets and current liabilities represented approximately 4.8% and 4.3% of consolidated current assets and consolidated current liabilities, respectively. Non-current assets, which exclude intangible assets and goodwill from the acquisition, and non-current liabilities represented approximately 0.03% and 1.3% of consolidated non-current assets and consolidated non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the Q1 financial statements of the Company for the three months ended June 30, 2025.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2025 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. In view of the above, KPMG has expressed an adverse opinion on the Company’s ICFR as of March 31, 2025.
Changes in Internal Control over Financial Reporting
Other than the impacts of the ongoing remediation plan described above, there have been no changes in the Company’s ICFR during the three months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Management’s Discussion and Analysis
For the three months ended June 30, 2025	| 35